UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER 001-7935 CUSIP NUMBER 460254-10-5

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		June 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION
International Rectifier Corporation Full Name of Registrant
N/A Former Name if Applicable
233 Kansas Street Address of Principal Executive Office (Street and Number)
El Segundo, CA 90245 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 1, 2008, International Rectifier Corporation (the "Company") filed its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, Annual Report on Form 10-K for the fiscal year ended June 30, 2007 ("2007 Annual Report"), and Quarterly Reports on Forms 10-Q for the fiscal quarters ended September 30, 2007, December 31, 2007 and March 31, 2008, after the completion of the Company Audit Committee's investigation into accounting irregularities at the Company's subsidiary in Japan and the reconstruction of that subsidiary's financial records, revenue recognition matters, restructuring, tax and other matters as described in the 2007 Annual Report. The effort involved in preparing and filing those delinquent reports, including the completion of the audit of our 2007 Annual Report by our independent registered public accounting firm, delayed the Company's 2008 fiscal year-end closing schedule and preparation of its financial statements, and, as a result, delayed the examination and audit for such fiscal year being conducted by the Company's independent registered public accounting firm.

The Company continues to use diligent efforts regarding the preparation of its Annual Report on Form 10-K for its fiscal year ended June 30, 2008 ("2008 Annual Report"), but can give no assurance that the 2008 Annual Report can be completed in time for filing with the Securities and Exchange Commission on or before the expiration of the fifteen-day extension period provided under Rule 12b-25 on September 12, 2008.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Peter Knepper (Name)	(310) (Area Code)	726-8000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As set forth in Part III, above, the Company continues the process of completing the preparation of its financial statements for its fiscal year ended June 30, 2008. As a result, the Company cannot at this time provide audited financial statements for such period. The Company anticipates a significant decline in the results of operations from the prior fiscal year. The Company anticipates the Loss from continuing operations before income taxes for the fiscal year ended June 30, 2008 will be in the range of $(90.0) million to $(110.0) million, compared to Income from continuing operations before income taxes of $136.5 million in fiscal 2007. These results include the anticipated recording in the fourth fiscal quarter of 2008 of approximately $69 million of charges for the following: expenses relating to the Company's previously reported Audit Committee investigation and reconstruction and restatement of financial statements, and including transfer pricing and FIN 48 analysis, preparation of tax return amendments ("Investigation-Related Expenses") (of approximately $32 million), impairment of goodwill (of approximately $33 million), and impairment of certain available-for-sale asset and mortgage backed securities (of approximately $4 million). Excluding these charges and expenses, the Company estimates that its operating results for the fourth quarter ending June 30, 2008 would be about breakeven.

For the full fiscal year of 2008 (including previously reported periods), the Company anticipates that it will record approximately $157 million of charges for the following: Investigation-Related Expenses (of approximately $96 million), impairment of goodwill (of approximately $33 million), inventory charges associated with products we deemed to be obsolete and no longer plan to support (of approximately $20 million), and impairment of certain available-for-sale asset and mortgage backed securities (of approximately $8 million). In fiscal year 2007, the Company recorded charges for Investigation-Related Expenses (of approximately $9 million) and inventory-related charges (totaling approximately $30 million) associated with (a) products we deemed to be obsolete, (b) quality issues in game station products, and (c) excess spares parts inventory. In fiscal year 2007, the Company did not record charges for impairment of goodwill or available-for-sale asset and mortgage backed securities and expenses.

The Company's revenue for its fiscal year 2008 compared with its fiscal year 2007 have been negatively affected by a number of factors in addition to those described above, including:

  •
  Revenue is lower in several of the Company's ongoing operating segments as end user demand declined due to overall market weakness resulting from decreased consumer spending and the continuing downward pressure in the housing sector.

  •
  A decline in revenue took place during the second half of fiscal year 2007 continuing into fiscal year 2008 as a result of excess inventory in our distribution channels, with the Company taking more affirmative steps in the second half of fiscal year 2008 to reduce this inventory level.

  •
  A decline in revenue in the Company's Intellectual Property segment due to the expiration of most of the Company's royalty generating patents in the fourth quarter of fiscal year 2008.

The Company is providing the following preliminary information related to liquidity and certain other matters. The reader is cautioned that this information is not final and may be affected by the Company's final review and preparation of its annual report on Form 10-K which is subject to the examination and audit by the Company's independent registered public accounting firm.

As of the Company's fiscal year ended June 30, 2008, the Company anticipates that it will report in excess of $725 million in cash, cash equivalents and investments, compared to the Company's prior fiscal year ended June 30, 2007 balance of approximately $1,302.9 million. The Company had no bank debt outstanding and no long-term debt as of June 30, 2008 compared with total bank and long-term debt of approximately $543.8 million at June 30, 2007.

During the fiscal year ended June 30, 2008, the Company repaid all its outstanding long term debt. Cash interest paid by the Company in fiscal year 2008 was $17 million compared to $46 million in fiscal year 2007 (the decrease being primarily due to the repayment in full at maturity of the Company's convertible subordinated notes in July 2007). The Company acquired approximately $38 million of property, plant and equipment in fiscal year 2008 compared with approximately $120.5 million in fiscal year 2007 (the decrease relating primarily to a decline in purchases of manufacturing related equipment as the Company did not require additional capacity in fiscal year 2008) and paid approximately $100 million in cash taxes in fiscal year 2008 compared with $27.8 million in fiscal year 2007 (the increase relating primarily to additional taxes paid to the U.S. Federal government and state taxing agencies in connection with filing amended income tax returns for fiscal years 2004 to 2006 to correct errors identified and previously reported by the Company).

The Company anticipates that it will have recorded approximately $105 million in Investigation-Related Expenses as of June 30, 2008, of which $8.6 million were incurred in fiscal year 2007. The Company believes that it will not be incurring substantial Investigation-Related Expenses following the end of its fiscal quarter ending September 30, 2008.

The Company believes it continues to have sufficient cash and other resources available to meet working capital and other needs that may arise during the next twelve months.

The reader is cautioned that the information provided above is based on the Company's current estimates and actual results may vary. All estimates are preliminary and are subject to revision upon completion and filing of the Company's 2008 Annual Report.

Cautionary Information Regarding Forward-looking Statements

This Form 12b-25 includes some "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "may", "should", "will", or "expects" or the negative or variations thereof. Such forward-looking statements include, among other things, the following statements: (i) the Company anticipates the Loss from continuing operations before income taxes for the fiscal year ended June 30, 2008 will be in the range of $(90.0) million to $(110.0) million; (iii) the Company anticipates recording in the fourth fiscal quarter of 2008 approximately $69 million of charges for the following: Investigation-Related Expenses (of approximately $32 million), impairment of goodwill (of approximately $33 million), and impairment of certain available-for-sale asset and mortgage backed securities (of approximately $4 million); (iv) the Company's estimate that excluding these charges and expenses, its operating results for the fourth quarter ending June 30, 2008 would be about breakeven; (v) the Company anticipates that for the full fiscal year of 2008 (including previously reported periods), it will record approximately $157 million of charges for the following: Investigation-Related Expenses (of approximately $96 million), impairment of goodwill (of approximately $33 million), inventory charges associated with products we deemed to be obsolete and no longer plan to support (of approximately $20 million), and impairment of certain available-for-sale asset and mortgage backed securities (of approximately $8 million); (vi) the Company's belief as to the factors negatively affecting its revenue for fiscal year 2008 compared with fiscal year 2007; (vii) the Company anticipates that, as of the Company's fiscal year ended June 30, 2008, it will report in excess of $725 million in cash, cash equivalents and investments; (ix) the Company anticipates that it will have recorded approximately $105 million in Investigation-Related Expenses as of June 30, 2008 and the Company believes that it will not be incurring substantial Investigation-Related Expenses following the end of its fiscal quarter ending September 30, 2008; and (x) the Company believes it continues to have sufficient cash and other resources available to meet working capital and other needs that may arise during the next twelve months.

Forward-looking statements are subject to a number of uncertainties and risks, and actual results may differ materially from those projected. Factors that could affect the Company's actual results include, without limitation, matters or uncertainties that may arise in connection with the ongoing review and preparation of the Company's financial statements for the fiscal year 2008 period (including the results of its fourth fiscal quarter) and the related audit by its independent registered public accounting firm, including unanticipated factors that could adjust the amount or treatment of certain impairments, provisions, charges, reserves, product quality and other claims and expenses; events that may arise that may affect results as estimated or anticipated; unexpected needs for working capital beyond current cash and other resources; and various uncertainties disclosed in the Company's reports filed with the Securities and Exchange Commission, including its most recent reports on Forms 10-K and 10-Q.

INTERNATIONAL RECTIFIER CORPORATION (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 29, 2008	By	/s/ PETER KNEPPER
Peter Knepper Chief Financial Officer-Acting

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).